

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

March 22, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 26, 2018 The Nasdaq Stock Market (the "Exchange") received from 1347 PROPERTY INSURANCE HOLDINGS, INC. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

8.00% Cumulative Preferred Stock, Series A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery

